UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1             )

PATH 1 NETWORK TECHNOLOGIES INC.

(Name of Issuer)

Common Stock and Warrants

(Title of Class of Securities)

703186205 - Common Stock
703186114 - Warrants

(CUSIP Number)

Andrew Cohen
Cohen Specialist LLC
2 Rector Street, 15th Floor,
New York, New York 10006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

OCTOBER 29, 2004

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

ANDREW COHEN

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	275,134 (consisting of common stock and warrants)

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	275,134 (consisting of common stock and warrants)

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	275,134 (consisting of common stock and warrants)

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	4.02%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

This Amendment No. 1 updates and amends the Schedule 13D filed with the Securities and Exchange Commission on August 13, 2004.

The Schedule 13D and this Amendment relate to the common stock, par value $.001, of Path 1 Network Technologies Inc. ("Issuer"), whose offices are located at 6215 Ferris Square, Suite 140, San Diego, CA 92121.

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Andrew Cohen

(b)	Residence or business address:	2 Rector Street, 15th Floor New York, New York 10006

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Managing member of Cohen Specialists, LLC an investment firm.

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other dispostion of the case;	None

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	None

(f)	Citizenship.	United States of America

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As previously reported, prior to the event causing this filing, the Reporting Person had acquired an aggregate of 343,372 common shares and warrants of the Issuer, or 5.02% of the issued and outstanding securities of the Issuer.

The Reporting Person sold 83,300 warrants of the Issuer on October 29, 2004, at an average price of $0.85 per warrant. This resulted in the Reporting Person owning an aggregate of 275,134 common shares and warrants of the Issuer. The shares are held by Cohen Specialists, LLC, an investment firm in which Mr. Cohen is a 99% owner.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Person is the Managing Member of Cohen Specialists, LLC, an investment firm. As of the Reporting Event, Mr. Cohen owned an aggregate of 275,134 common shares of the Issuer, or 4.02% of the issued and outstanding securities of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

As of the Reporting Event, Mr. Cohen owns 275,134 securities of the Issuer, or 4.02% of the issued and outstanding securities of the Issuer. From the filing of the Schedule 13D until the most recent Reporting Event, Reporting Person has sold a net of 65,763 shares of common stock and 2,475 warrants.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2004

Date

/s/  Andrew Cohen

Signature

Andrew Cohen, Managing Member of Cohen Specialists, LLC

Name and Title